SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

[__]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number         0-14209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Firstbank Corporation Amended and Restated 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION
311 Woodworth Avenue
Alma, Michigan 48801

Firstbank Corporation
401(k) Plan

Financial Statements
and
Supplementary Information

For the Years Ended
December 31, 2008 and 2007

FIRSTBANK CORPORATION
401(k) PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2008 and 2007

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-12

Supplementary Information as of December 31, 2008

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Firstbank Corporation 401(k) Plan
311 Woodworth Ave
Alma, Michigan 48801-6029

We have audited the accompanying statements of net assets available for benefits of Firstbank 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2008 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Rehmann Robson Rehmann Robson, P.C.

Saginaw, Michigan
June 26, 2009

FIRSTBANK CORPORATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007
ASSETS
Investments at fair value
Mutual funds	$12,979,318	$17,627,266
Firstbank Corporation common stock	2,398,946	3,826,537
Money market funds	1,218,789	409,900
Loans to participants	303,860	178,646

Total investments at fair value	16,900,913	22,042,349

Receivables
Participant contributions	-	28,112
Employer contribution	-	14,241
Accrued income	4,888	187,254

Total receivables	4,888	229,607

Total assets	16,905,801	22,271,956

LIABILITIES
Accrued expenses	14,198	18,037
Excess contributions payable	11,345	-

Total liabilities	25,543	18,037

Net assets available for benefits	$16,880,258	$22,253,919

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2008	2007
(Reductions) additions to net assets attributed to
Investment (loss) income
Net depreciation in aggregate
fair value of investments	$(9,499,031)	$(1,639,044)
Dividends	1,024,676	787,817
Interest	37,848	35,900

Total investment loss	(8,436,507)	(815,237)

Contributions
Participant	1,017,638	903,123
Employer	560,485	416,094
Rollover	145,925	23,142

Total contributions	1,724,048	1,342,359

Net assets transferred from another plan	3,181,052	-

Total (reductions) additions	(3,531,407)	527,122

Deductions from net assets attributed to
Benefits paid to participants	1,765,436	1,063,039
Other expenses	76,818	75,508

Total deductions	1,842,254	1,138,547

Net decrease	(5,373,661)	(611,425)

Net assets available for benefits
Beginning of year	22,253,919	22,865,344

End of year	$16,880,258	$22,253,919

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Firstbank Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan, established by the Plan Sponsor, Firstbank Corporation (the “Company” or “Employer”), is a defined contribution plan which covers all employees who are at least 21 years of age and have completed 90 days of service. The Plan is primarily designed to allow participants to make elective contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Elective deferrals by participants are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to elect to make additional “catch-up” contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at the sole discretion of its Board of Directors, contribute to each participant’s account a matching contribution, which is based on a percentage of the participant’s elective contribution for the year. Effective January 1, 2008, the Plan was amended to include a Safe Harbor provision resulting in an employer match of 100% of the first 3% of the compensation and a 60% match on contributions from 3% to 5% of the compensation. For 2007, the Company made matching contributions equal to 70% of the first 6% of the compensation subject to certain limitations as specified in the Plan agreement. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, a money market fund, and shares of Firstbank Corporation common stock as investment options for participants.

Contributions received from participants for 2008 are net of payments of $11,345 made in 2009 to certain active participants to return to them excess deferral

The amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable as of December 31, 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses paid directly by the Plan, as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participant’s deferrals and rollovers and the vested portion of the Company matching contributions.

Transferred Assets

Effective March 1, 2008, the net assets of ICNB Financial Corporation Incentive Savings Plan were merged into the Plan. Total net assets transferred were $3,181,052.

Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon for funds contributed after January 1, 2008. Prior to 2008, vesting in Company matching contributions were based on years of completed service, as defined by the Plan agreement. A participant becomes 100 percent vested in the Company matching contributions made prior to January 1, 2008, after six years of credited service. The Plan was amended effective December 31, 2002, to allow all participants to become 100% vested in contributions previously made under the ESOP feature of the amended Plan.

Participant Loans

Participants may borrow funds against their account balances up to 50% of their vested account balance less the amount of their ESOP balance under a previously amended plan, or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are collected ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is entitled to 100 percent of the vested interest in his or her account balance. For termination of service for other reasons, a participant or his or her beneficiary receives the vested portion in the participant’s account. All distributions are made in a lump-sum distribution. A participant may receive the portion of his or her account invested in shares of Firstbank Corporation common stock in-kind or in cash.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer cash contributions with any remaining amounts first allocated to Plan expenses and then among the accounts of participants. Forfeitures of $32,878 were reallocated to participants as an additional employer contribution during 2007. No forfeitures were reallocated to participants during 2008.

At December 31, 2008 and 2007, forfeited non-vested accounts yet to be reallocated totaled $37,466 and $19,305, respectively. These accounts will be used to reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, recordkeeping, trustee fees, and legal, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Other professional fees related to the investment and administration services of the Plan’s assets are paid for by the Plan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of investments for such investments.

Payment of Benefits

Benefits are recorded only when paid.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding the fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value

Measurements. There was no material impact to the Plan’s financial statements upon adoption of SFAS No. 157.

2.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2008	2007
Investments at fair value

Mutual Funds
Dodge & Cox International Stock Fund	$1,123,146	$2,111,794
Dodge & Cox Stock Fund	862,632	1,389,696
T Rowe Price Retirement 2010 Fund	1,362,119	1,921,996
T Rowe Price Retirement 2015 Fund	1,026,395	1,148,772
T Rowe Price Retirement 2020 Fund	1,790,511	1,631,193
T Rowe Price Retirement 2030 Fund	1,840,079	3,184,096

Common Stock
Firstbank Corporation common stock	2,398,946	3,826,537

Money Market Fund
Northern Diversified Asset Fund	1,218,789	409,900

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31:

	2008	2007

Firstbank Corporation common stock	$(1,617,862)	$(1,765,192)
Mutual funds	(7,881,169)	126,148

Net depreciation in
aggregate fair value	$(9,499,031)	$(1,639,044)

3.	FAIR VALUE MEASUREMENTS
SFAS No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that priorities the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds: Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) of shares held by the Plan at year-end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Firstbank Corporation common stock is valued at the closing price reported in the Nasdaq Stock Market in which the individual securities are traded.

Money market fund: Valued at cost which approximates fair value due to the liquidity of this investment.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$12,979,318	$-	$-	$12,979,318
Common stock	2,398,946	-	-	2,398,946
Money market fund	1,218,789	-	-	303,860
Participant loans	-	-	-

Total investments at fair value	$16,597,053	$-	$-	$16,900,913

Level 3 Activity

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$178,646
Issuances and settlements (net)	125,214

Balance, end of year	$303,860

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and annual audit of the Plan are paid by the Company. Other professional fees related to the investment and administration of the Plan’s assets during 2008 and 2007 were paid to Greenleaf Trust (“Greenleaf”) and amounted to $76,818 and $75,508, respectively. Accrued expenses in the amount of $14,198 and $18,037 were payable entirely to Greenleaf as of December 31, 2008 and 2007, respectively.

The Plan’s investment in Firstbank Corporation common stock as of December 31, 2008 and 2007, represents a party-in-interest investment. The 297,636 and 276,884 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2008 and 2007, respectively, represent approximately 3.9% and 3.7% of the Company’s total outstanding shares of common stock as of those dates.

Cash dividends of $255,344 and $251,413 were paid to the Plan by Firstbank Corporation during 2008 and 2007, respectively, based on shares of common stock held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statements of Changes in Net Assets Available for Benefits.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

7.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in a money market fund, mutual funds and Firstbank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

* * * * *

SUPPLEMENTARY INFORMATION

FIRSTBANK CORPORATION
401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

PLAN # 002
EIN 38-2633910

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Mutual funds
	T Rowe Price Retirement 2030 Fund	164,882 Shares	$1,840,079
	T Rowe Price Retirement 2020 Fund	161,162 Shares	1,790,511
	T Rowe Price Retirement 2010 Fund	121,509 Shares	1,362,119
	Dodge & Cox International Stock Fund	51,285 Shares	1,123,146
	T Rowe Price Retirement 2015 Fund	123,662 Shares	1,026,395
	Dodge & Cox Stock Fund	11,599 Shares	862,632
	Vanguard Total Bond Market Index Fund Signal Shares	72,928 Shares	742,412
	T Rowe Price Retirement 2040 Fund	55,432 Shares	614,190
	Fidelity Capital Appreciation Fund	38,998 Shares	613,437
	T Rowe Price Personal Income Fund	50,569 Shares	610,879
	Rainer Small/Mid Cap Equity	25,581 Shares	525,428
	Columbia Acorn Fund	26,109 Shares	462,384
	Vanguard 500 Index Fund Signal Shares	4,499 Shares	308,779
	Columbia Small Cap Value I Fund CI Z	9,391 Shares	286,329
	Fidelity Value Fund	5,373 Shares	214,177
	Vanguard Small Cap Index Fund Signal Shares	11,205 Shares	206,053
	Vanguard Mid Cap Index Signal Shares	11,731 Shares	198,139
	T Rowe Price Retirement Income Fund	16,735 Shares	172,706
	Vanguard Total International Stock Index Fund	1,372 Shares	14,800
	T Rowe Price Retirement 2050 Fund	650 Shares	4,032
	T Rowe Price Retirement 2045 Fund	94 Shares	691

	Total mutual funds		12,979,318

	Common stock
*	Firstbank Corporation	297,636 shares of common stock	2,398,946
	Money market fund
	Northern Diversified Asset Fund	Money Market Fund, 1,218,789 Shares	1,218,789
	Loans
*	Participant loans	Maturing through 2020 with interest rates
		ranging from 5% to 9.25%, collateralized
		by participant account balances.	303,860

	Total investments		$16,900,913
	(a) An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION 401(K) PLAN By: Firstbank Corporation Plan Administrator By: /s/ David L. Miller —————————————— David L. Miller Vice President of Human Resources

Date: June 26, 2009

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Plan Administrator
Firstbank Corporation 401(k) Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-95427) on Form S-8 of Firstbank Corporation, of our report dated June 26, 2009, with respect to the statements of net assets available for benefits of Firstbank Corporation 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2008 supplemental schedule of assets (held at end of year), which report appears in the December 31, 2008 annual report on Form 11-K of Firstbank Corporation 401(k) Plan.

/s/ Rehmann Robson REHMANN ROBSON, P.C.

Saginaw, Michigan
June 26, 2009